SUNGOLD INTERNATIONAL HOLDINGS CORP. (the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2006, together with Managements’ Discussion & Analysis	☐

Please send me the Annual Report for 2006, together with Managements’ Discussion and Analysis	☐

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE	POSTAL/ZIP CODE

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

	DATE:	_______________________________, 2006
SIGNATURE OF SHAREHOLDER

CUSIP:
SCRIP COMPANY CODE: SUAQ